TO:	Christina DeAngelo, U.S. Securities and Exchange Commission (“SEC”)

FROM:	Paul Gallagher, Consulting Group Capital Markets Funds (the “Trust”), Chief Legal Officer

DATE:	March 13, 2008

SUBJECT:	Revised Responses to Comments on the Trust’s SEC filings

Please accept the following responses revised to address your comments received via email on March 10, 2008.

Comment No. 1 2007 Annual and Semi-Annual Shareholder Reports: Summarize why the 2/28 and 10/31 semi and annual statement filings were delayed and provide information as to what steps have been taken to prevent future delays.

Response:    Rule 30b1-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires the Trust to file a semi-annual report on Form N-SAR not more than sixty calendar days after the close of each fiscal year and fiscal second quarter. For the Trust, these reports were due no later than October 30, 2007 and April 30, 2007, respectively. Additionally, the Trust’s semi-annual shareholder report for the period September 1, 2006 through February 28, 2007 and its annual shareholder report for the period September 1, 2006 through August 31, 2007 were required to be included in the Trust’s reports on Form N-CSR and filed with the SEC no later than 10 days after transmission of the such reports to stockholders.

Rule 12b-25 under the Securities and Exchange Act of 1934, as amended (the “Act”), provides that if all or any required portion of a semi-annual, annual or transition report on Form N-CSR or Form N-SAR required to be filed pursuant to section 13 or 15(d) of the Act or section 30 of the 1940 Act and the rules thereunder, is not filed within the time period prescribed for such report, the registrant, no later than one business day after the due date for such report, shall file a Form 12b-25 with the SEC, which shall contain disclosure of its inability to file the report timely and the reasons therefor in reasonable detail.
On April 30, 2007 and May 10, 2007, the Trust filed such notifications stating, in substance, that:

Complexity created by a change in administrators (Smith Barney Fund Management LLC to Brown Brothers Harriman & Co.), effective January 1, 2007, has delayed the compilation of the Registrant’s Form N-SAR and semi-annual shareholder report for the period ended February 28, 2007 and made it impracticable for the Registrant to timely file Form N-SAR and Form N-CSR for the period without unreasonable effort or expense. The Registrant wishes to ensure that the report is complete and accurate and that all items of the applicable Form are answered correctly and completely and therefore requests relief pursuant to Rule 12b-25(b).

On October 30, 2007, pursuant to Rule 12b-25, the Trust filed a notification with respect to its Form N-SAR filing for the same reasons. The Trust timely filed annual Form N-CSR on November 9, 2007.

Comment No. 2 Annual Form N-CSR for the period September 1, 2006 through August 31, 2007: As it relates to the NCSAR 8/31 filing, a.) NIA item 22D-2, there should be a graph for each fund listing securities by sector or security type, some of the funds do not have this, b) NIA item 22B-6, on page 197 there should be a footnote mentioning other information about management is available in the SAI.

Response:    a) Item 22(d)(2) of Form N-1A requires annual and semi-annual shareholder reports to contain the following:

One or more tables, charts or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories (e.g., type of security, industry sector, geographic region, credit quality or maturity) showing the percentage of net asset value or total investments attributable to each. The categories and the basis of the presentation (e.g., net asset value or total investments) should be selected, and the presentation should be formatted, in a manner reasonably designed to depict clearly the types of investments made by the Fund, given its investment objectives. Credit quality should be the ratings grade assigned by a nationally recognized statistical rating organization.

For Large Capitalization Growth Investments, Large Capitalization Value Investments, Small Capitalization Growth Investments, Small Capitalization Value Equity Investments, and High Yield Investments, each fund’s schedule of investments is a table depicting the portfolio holdings of the fund by both security type and industry.

For International Equity Investments, Emerging Markets Equity Investments and International Fixed Income Investments, in addition to each fund’s schedule of investments, which depicts in tabular format the holdings of the fund by country, a second table follows each such schedule depicting the fund’s portfolio holdings by sector or security type.

For Core Fixed Income Investments, in addition to the fund’s schedule of investments, which depicts in tabular format the holdings of the fund by security type and industry based on net assets, a second table follows the schedule depicting the fund’s portfolio holdings by security type based on total assets.

For Municipal Bond Investments, in addition to the fund’s schedule of investments, which depicts in tabular format the holdings of the fund by state, a second table follows the schedule depicting the fund’s portfolio holdings by industry.

For Money Market Investments, the fund’s schedule of investments is a table depicting the portfolio holdings of the fund by security type.

We will re-review the Item requirements and consider revising the current tables and/or providing additional tables to ensure that the Item requirements are fully satisfied.

Response:    b) We will ensure future annual reports contain the disclosure required by Item 22(b)(6) of Form N-1A.

Comment No. 3 Statement of Assets and Liabilities for International Equity Investments and Emerging Markets Equity Investments: Need to understand what the other liabilities are for International Equity and Emerging Markets on page 124-125 in the Statements of Assets and Liabilities.

Response:    Other liabilities for both funds consists of accrued Thailand tax payables.

Comment No. 4 Notes to Financial Statements Investment Valuation: Need to include further disclosure as to fair valuation under the Investment Valuation section, section a paragraph 3 on page 143.

Response:    We revised the Trust’s registration statement on Form N-1A to include disclosure in the prospectus on page 44. We will make conforming changes to the disclosure on portfolio valuation, including fair valuation policies, to the 2008 semi-annual shareholder report to ensure consistency.

The Trust represents that it will not use the U.S. Securities and Exchange Commission’s comment process as a defense in any securities related litigation against it. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Please contact me at (302) 488-3177 or Dominic Maurillo at (212) 783-2450 if you have any further questions or comments. Thank you.